EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

March 31, 2018

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of EMX Royalty Corporation (Formerly Eurasian Minerals Inc.) for the three months ended March 31, 2018 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

ASSETS	March 31, 2018	December 31, 2017

Current
Cash and cash equivalents	$2,253,136	$3,533,611
Investments (Note 3)	3,210,807	1,139,447
Trade and settlement receivables (Note 4)	2,620,154	3,376,411
Prepaid expenses	141,410	45,194
Total current assets	8,225,507	8,094,663

Non-current
Restricted cash (Note 5)	416,594	771,434
Property and equipment (Note 6)	448,711	450,278
Notes receivable (Note 7)	433,973	429,973
Investment in associated companies (Note 8)	8,472,978	7,578,989
Strategic investments (Note 3)	114,583	2,199,199
Exploration and evaluation assets (Note 9)	1,711,210	1,841,966
Royalty interest (Note 10)	22,109,399	21,943,743
Reclamation bonds (Note 11)	529,504	515,748
Goodwill (Note 12)	1,490,180	1,820,307
Other assets	104,484	104,484
Total non-current assets	35,831,616	37,656,121

TOTAL ASSETS	$44,057,123	$45,750,784

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,014,398	$749,865
Advances from joint venture partners (Note 13)	453,824	808,905
Total current liabilities	1,468,222	1,558,770

Non-current
Deferred income tax liability	1,490,180	1,820,307

TOTAL LIABILITIES	2,958,402	3,379,077

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	124,085,916	124,062,091
Commitment to issue shares (Note 14)	-	23,825
Reserves	22,578,452	22,668,535
Deficit	(105,565,647)	(104,382,744)
TOTAL SHAREHOLDERS' EQUITY	41,098,721	42,371,707

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$44,057,123	$45,750,784

Nature of operations and going concern (Note 1)
Events subsequent to the reporting date (Note 19)

Approved on behalf of the Board of Directors on March 10, 2018

Signed:	“David M Cole”	Director	Signed:	“Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three month	Three month
	period ended	period ended
	March 31, 2018	March 31, 2017

ROYALTY INCOME (Note 10)	$586,528	$445,343
Cost of sales
Gold tax	(22,840)	(22,267)
Depletion (Note 10)	(414,170)	(383,134)
Net royalty income	149,518	39,942

EXPLORATION EXPENDITURES (Note 9)	1,733,156	1,287,532
Less: recoveries	(580,601)	(148,645)
Net exploration expenditures	1,152,555	1,138,887

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	220,781	209,776
Depreciation (Note 6)	-	28,622
Investor relations and shareholder information	144,862	85,489
Professional fees	31,395	128,656
Salaries and consultants (Note 15)	259,187	286,647
Share-based payments (Note 14 )	4,966	-
Transfer agent and filing fees	92,388	87,995
Travel	21,262	11,439
Total general and administrative expenses	774,841	838,624

Loss from operations	(1,777,878)	(1,937,569)

Change in fair value of fair value throught profit or loss investments (Note 3)	(364,487)	283,500
Gain on acquisition and sale of exploration and evaluation assets (Note 9)	422,382	165,834
Equity loss in associated companies (Note 8)	(611,188)	(190,617)
Foreign exchange gain	137,292	69,367
Realized gain (loss) on sale of investments	25,355	-
Interest and other gains on derivative instruments	28,028	2,885
Writedown of goodwill (Note 12)	(372,328)	(71,732)
Loss before income taxes	(2,512,824)	(1,678,332)
Deferred income tax recovery	589,236	43,020

Loss for the period	$(1,923,588)	$(1,635,312)

Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average number of common shares outstanding	79,740,414	74,100,277

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three month period	Three month period
	ended March 31, 2018	ended March 31, 2017
Loss for the period	$(1,923,588)	$(1,635,312)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	32,738	(49,107)
Currency translation adjustment	366,180	(188,545)

Comprehensive loss for the period	$(1,524,670)	$(2,759,627)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
Cash flows from operating activities
Loss for the year	$(1,923,588)	$(1,635,312)
Items not affecting operating activities:
Interest income received	(45,269)	(2,623)
Unrealized foreign exchange effect on cash and cash equivalents	93,706	(56,299)
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	364,487	(283,500)
Interest on notes receivable	(4,000)	(1,268)
Accretion interest on receivable	(40,279)	(42,170)
Derivative loss on accounts receivable	17,241	41,908
Share - based payments	4,966	-
Deferred income tax recovery	(589,236)	(43,020)
Depreciation	1,567	31,069
Depletion	414,170	383,134
Writedown of goodwill	372,328	71,732
Realized (gain) loss on sale of investments	(25,355)	-
Gain on acquistion and sale of exploration and evalution assets	(397,254)	(165,834)
Equity loss in associated companies	611,188	190,617
Unrealized foreign exchange (gain) loss	3,261	33,731
Changes in non-cash working capital items:
Receivables	823,574	916,524
Prepaid expenses	(96,215)	(100,678)
Accounts payable and accrued liabilities	264,533	127,368
Advances from joint venture partners	(355,081)	(48,786)
Total cash used in operating activities	(505,256)	(583,407)

Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net of option
payments received	130,756	105,100
Interest received on cash and cash equivalents	990	2,623
Notes receivable	-	(934,291)
Proceeds from sale of fair value through profit and loss investments, net	104,116	109,884
Investments in associated entity	(1,258,459)	-
Restricted cash	354,840	-
Reclamation bonds	(13,756)	915
Total cash used in investing activities	(681,513)	(715,769)

Cash flows from financing activities
Proceeds received from private placement, net of share issue costs	-	6,111,658
Proceeds from exercise of options	-	85,700
Total cash provided by financing activities	-	6,197,358

Effect of exchange rate changes on cash and cash equivalents	(93,706)	56,299
Change in cash and cash equivalents	(1,280,475)	4,954,481
Cash and cash equivalents, beginning	3,533,611	3,199,686
Cash and cash equivalents, ending	$2,253,136	$8,154,167

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in Canadian Dollars)

				Reserves
					Accumulated
					other
	Number of		Commitment		comprehensive
	common		to issue	Share-based	gain
	shares	Capital stock	shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2017	79,725,187	$124,062,091	$23,825	$13,434,466	$9,234,069	$(104,382,744)	$42,371,707
Adoption of IFRS 9 (Note 2)	-	$-	$-	$-	(740,685)	740,685	-
Share-based payments	21,084	23,825	(23,825)	4,966	-	-	4,966
Equity investment share-based payments	-	-	-	246,718	-	-	246,718
Foreign currency translation adjustment	-	-	-	-	366,180	-	366,180
Change in fair value of financial instruments	-	-	-	-	32,738	-	32,738
Loss for the period	-	-	-	-	-	(1,923,588)	(1,923,588)
Balance as at March 31, 2018	79,746,271	$124,085,916	$-	$13,686,150	$8,892,302	$(105,565,647)	$41,098,721

				Reserves
					Accumulated
					other
	Number of		Commitment		comprehensive
	common		to issue	Share-based	gain
	shares	Capital stock	shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2016	74,089,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605
Shares issued for exercise of stock options	75,000	85,700	-	-	-	-	85,700
Commitment to issue shares	-	-	6,111,658	-	-	-	6,111,658
Reclass of reserves for exercise of options	-	45,545	-	(45,545)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(188,545)	-	(188,545)
Change in fair value of financial instruments	-	-	-	-	(49,107)	-	(49,107)
Loss for the period	-	-	-	-	-	(1,635,312)	(1,635,312)

Balance as at March 31, 2017	74,164,710	$117,635,830	$6,111,658	$11,561,685	$9,811,498	$(98,624,672)	$46,495,999

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the “Company” or “EMX”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE American under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

On July 19, 2017 the Company officially changed its name to EMX Royalty Corporation, formerly Eurasian Minerals Inc.

These condensed consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and royalty generation programs from the date of these consolidated interim financial statements, management believes it will require additional working capital to undertake it’s current business plan. The Company has incurred recurring losses and has an accumulated deficit of $106,003,038. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. Subsequent to quarter end, the Company entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing EMX with a US$5,000,000 senior secured credit facility. The US$5,000,000 loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These condensed consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2017, except as described below, and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2017.

Accounting standards adopted during the period

Revenue recognition

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

The Company earns revenue from royalty agreements and are based upon amounts contractually due pursuant to the underlying royalty agreements. For royalty agreements paid in cash or in kind, revenue recognition will depend on the related agreement. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount pursuant to the terms of the royalty or other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively without restatement. As a result of the adoption of IFRS 9, the Company reclassified $740,685 from accumulated other comprehensive income (loss) to deficit on January 1, 2018 related to the reclassification of certain previously recognized available-for-sale marketable securities to fair value through profit or loss. The Company has also made an irrevocable election to present in other comprehensive income (loss) subsequent changes in the fair value of certain available-for-sale marketable securities classified as strategic investments.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available-for-sale.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to intial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

a)	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

b)

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

c)

Financial assets at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the new classification under IFRS 9 and the original classification under IAS 39:

	New (IFRS 9)	Original (IAS 39)
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Investments	FVTPL	FVTPL
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	FVTPL	FVTPL
Restricted cash	Amortized cost	Amortized cost
Reclamation bonds	Amortized cost	Amortized cost
Notes receivable	Amortized cost	Amortized cost
Strategic investments	FVTOCI	Available-for-sale
Finacial liabilities
Accounts payable and accrued liabilties	Amortized cost	Amortized cost
Advances from joint venture partners	Amortized cost	Amortized cost

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade or settlement receivables.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derivative contracts are recognized at fair value on initial recognition. Subsequently, derivatives are remeasured at their fair value. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged:

a)

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

b)

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognized in equity. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss.

c)	Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in profit or loss.

Amounts accumulated in the hedge reserve are recycled in the consolidated statement of loss in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognized when the forecast transaction is ultimately recognized in the consolidated statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the consolidated statement of income.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018 are consistent with those applied in the Company’s December 31, 2017 audited consolidated financial statements.

3. INVESTMENTS

At March 31, 2018 and December 31, 2017, the Company had the following investments:

		Accumulated
March 31, 2018	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$4,091,413	$(880,606)	$3,210,807
Total Fair value through profit or loss	4,091,413	(880,606)	3,210,807
Fair value through other comprehensive income
Marketable securities	910,473	(795,890)	114,583
Total investments	$5,001,886	$(1,676,496)	$3,325,390

		Accumulated
December 31, 2017	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,396,251	$(1,256,804)	$1,139,447
Total Fair value through profit or loss	2,396,251	(1,256,804)	1,139,447
Fair value through other comprehensive income
Marketable securities	2,287,141	(87,942)	2,199,199
Total investments	$4,683,392	$(1,344,746)	$3,338,646

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

3. INVESTMENTS (Continued)

As a result of the adoption of IFRS 9 (Note 2), $1,376,667 and $740,685 previously recorded in cost and accumulated unrealized loss respectively and was previously classified as available-for-sale as at December 31, 2017 was reclassified to FVTPL as at January 1, 2018.

4. RECEIVABLES

The Company’s receivables are related to the sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners.

As at March 31, 2018 the current receivables were as follows:

Category	March 31, 2018	December 31, 2017
Sale of Akarca	$1,692,600	$2,447,595
Royalty income receivable	203,408	258,223
Refundable taxes	128,920	151,163
Recoverable exploration expenditures and advances	340,693	270,547
Other	254,532	248,883
As at March 31, 2018	$2,620,154	$3,376,411

The carrying amounts of the Company’s current and non – current receivables are denominated in the following currencies:

Currency	March 31, 2018	December 31, 2017
Canadian Dollars	$118,820	$280,925
US Dollars	2,232,073	3,040,347
Turkish Lira	174,051	24,535
Swedish Krona	94,816	29,575
Other	394	1,029
Total	$2,620,154	$3,376,411

5. RESTRICTED CASH

At March 31, 2018, the Company classified $416,594 (December 31, 2017 - $771,434) as restricted cash. This amount is comprised of $185,649 (December 31, 2017 - $179,502) held as collateral for its corporate credit cards, and $230,945 (December 31, 2017 - $$591,932) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA pursuant to expenditure requirements for ongoing option agreements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

6. PROPERTY AND EQUIPMENT

During the three months ended March 31, 2018 depreciation of $1,567 (2017 - $2,447) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2016 and March 31, 2018	$110,243	$60,177	$2,381	$-	$598,955	$418,863	$1,190,619
Accumulated depreciation
As at December 31, 2017	$110,243	$48,702	$2,381	$-	$579,015	$-	$740,341
Additions	-	1,313	-	-	254	-	1,567
As at March 31, 2018	$110,243	$50,015	$2,381	$-	$579,269	$-	$741,908
Net book value
As at December 31, 2017	$-	$11,475	$-	$-	$19,940	$418,863	$450,278
As at March 31, 2018	$-	$10,162	$-	$-	$19,686	$418,863	$448,711

7. NOTES RECEIVABLE

On October 16, 2017, the Company issued notes receivable to Revelo Resources Corp., a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at March 31, 2018, the balance owed to the Company pursuant to the note was $433,973 including accrued interest and bonus fee. The Company is negotiating the terms of repayment.

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 42% (December 31, 2017 - 41%) equity investment in IG Copper LLC (“IGC”). At March 31, 2018, including the conversion of convertible notes, cash purchases of shares, and interest on any balances due from IGC, the Company has invested an aggregate of US$12,356,977 towards its investment (December 31, 2017 - US$11,354,977). At March 31, 2018, the Company’s investment including dilution gains, less its share of accumulated equity losses was $8,472,978 (December 31, 2017 - $7,578,989). The Company’s share of the net loss for the three months ended March 31, 2018 was $611,188 (2017 - $190,617).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at March 31, 2018, associated companies’ aggregate assets, aggregate liabilities and net loss for the year ended are as follows:

March 31, 2018	IGC
Aggregate assets	$6,914,403
Aggregate liabilities	(490,002)
Loss for the year	(1,455,210)
The Company's ownership %	42%
The Company's share of loss for the period	(611,188)

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at December 31, 2017, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2017	IGC
Aggregate assets	$6,127,735
Aggregate liabilities	(1,108,694)
Loss for the year	(2,713,490)
The Company's ownership %	41%
The Company's share of loss for the year	(994,548)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At March 31, 2018 and December 31, 2017, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	March 31, 2018	December 31, 2017
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Trab	78,587	78,587
United States	Superior West, Arizona	736,340	867,096
of America	Yerington, Nevada	304,568	304,568
Total		$1,711,210	$1,841,966

During the three months ended March 31, 2018, the Company received a $130,756 (US $100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”).

Sweden

Guldgruvan Cobalt Project

In March 2018, the Company closed a definitive agreement for the sale of the Guldgruvan cobalt project to Boreal Energy Metals Corporation (“BEMC”), a subsidiary of Boreal Metals Corp (“BMC”) in southern Norway. Pursuant to the agreement, BEMC acquired 100% interest in the project according to the following terms (all dollar amounts in USD):

In exchange for the transfer of its Guldgruvan exploration licence to BEMC, BEMC issued to EMX 2,979,798 common shares of BEMC representing a 5.9% equity ownership in BEMC. BEMC will have the continuing obligation to issue additional shares of BEMC to EMX to maintain its 5.9% interest, at no additional cost to EMX, until BEMC has raised $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 5.9% interest in BEMC.

EMX will retain a 3% NSR royalty on the Project, of which 1% may be purchased by BEMC on or before the fifth anniversary of the closing date in 0.5% increments for a total of $2,500,000 in cash and common shares of BEMC stock. EMX will also receive AAR payments, with an initial $20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Modum Project

In February 2018, the Company amended the sale agreement with BMC closed during the year ended December 31, 2017 to include the Modum project in Norway in exchange for an additional 1,324,181 common shares of BMC. EMX now holds 10,530,063 common shares of BMC representing 19.9% of the outstanding common shares.

United States

Buckhorn Creek Property

In February 2018, the Company executed an Option Agreement with Kennecott Exploration Company (Kennecott”) whereby Kennecott can earn a 100% interest in the project by: a) making annual option payments totaling US $550,000, and b) completing US$4,500,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX. The Company also received US $30,000 ($37,928) as an execution payment to the agreement.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the three months ended March 31, 2018, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA						Australia
	Scandinavia	Kennecott	Anglo		Other		Turkey	and New	Other	Total
		Exploration	American	Antofagasta	USA	Total		Zealand

Administration Cost	$40,752	$-	$-	$100	$40,318	$40,418	$23,252	$3,462	$348	$108,232
Assays	-	-	-	1,340	2,910	4,250	17,083	-	-	21,333
Drilling / Trenching	934	-	-	210,047	-	210,047	-	-	-	210,981
Land and Legal	19,069	-	-	-	44,626	44,626	11,932	2,098	1,433	79,158
Logistics	6,528	-	-	39,583	16,119	55,702	-	-	-	62,230
Personnel	164,297	2,037	1,052	50,799	388,222	442,110	63,024	23,524	25,148	718,103
Property Cost	111,390	-	-	1,264	127,379	128,643	16,644	15,859	-	272,536
Professional Services	25,590	-	-	-	1,925	1,925	123,653	-	-	151,168
Technical Studies	-	-	-	-	102	102	-	-	-	102
Travel	48,950	-	-	-	49,251	49,251	5,669	997	4,446	109,313
Total Expenditures	417,510	2,037	1,052	303,133	670,852	977,074	261,257	45,940	31,375	1,733,156
Recoveries	(87,570)	(1,690)	-	(332,406)	-	(334,096)	-	-	-	(421,666)
Operator fees	(7,542)	(169)	-	(24,151)	-	(24,320)	-	-	-	(31,862)
Option Payments & Shares Received	-	(37,928)	(50,570)	-	-	(88,497)	-	-	(12,904)	(101,401)
Other Property Income	(13,677)	-	-	(11,846)	-	(11,846)	-	(161)	12	(25,672)
Total Recoveries	(108,789)	(39,787)	(50,570)	(368,403)	-	(458,759)	-	(161)	(12,892)	(580,601)
Net Expenditures	$308,721	$(37,750)	$(49,518)	$(65,270)	$670,852	$518,315	$261,257	$45,779	$18,483	$1,152,555

During the three months ended March 31, 2018, The Company:

  Received or accrued $95,112 in expenditures recovered from Boreal in Sweden;
  Received a $37,928 (US$30,000) execution payment related to an exploration and option to purchase agreement for the Buckhorn Creek project with Kennecott; and
  Received a $37,928 (US$50,570) anniversary payment related to an exploration and option to purchase agreement for the Copper Springs project with Anglo American.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the three months ended March 31, 2017, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA					Asia Pacific
	Scandinavia	Kennecott	Anglo	Other		Turkey	New			Other	Total
		Exploration	American	USA	Total		Zealand	Other	Total
Administration Cost	$16,884	$62	$107	$46,670	$46,839	$20,111	$275	$1,996	$2,271	$17,428	$103,533
Assays	-	7,879	-	66	7,945	-	-	-	-	-	7,945
Drilling / Trenching	6,440	377	-	-	377	-	-	-	-	-	6,817
Land and Legal	31,562	-	-	44,486	44,486	5,016	-	2,839	2,839	1,845	85,748
Logistics	694	7,721	3,367	44,486	55,574	-	-	580	580	-	56,848
Personnel	139,939	28,199	3,819	360,806	392,824	31,244	-	20,902	20,902	6,178	591,087
Property Cost	237,403	-	13,517	63,872	77,389	15,655	3,965	4,195	8,160	-	338,607
Professional Services	17,397	-	-	1,946	1,946	-	-	10,246	10,246	-	29,589
Technical Studies	1,808	1,324	-	106	1,430	-	-	-	-	11,803	15,041
Travel	16,262	749	-	30,632	31,381	2,417	-	1,368	1,368	889	52,317
Total Expenditures	468,389	46,311	20,810	593,070	660,191	74,443	4,240	42,126	46,366	38,143	1,287,532
Recoveries	(8,103)	(51,608)	(22,305)	(784)	(74,697)	(21,759)	-	(6,045)	(6,045)	-	(110,604)
Operator fees	-	(5,640)	-	-	(5,640)	-	-	-	-	-	(5,640)
Option Payments	-	(28,283)	-	-	(28,283)	-	-	-	-	-	(28,283)
Other Property Income	-	(2,131)	(728)	-	(2,859)	-	(1,259)	-	(1,259)	-	(4,118)
Total Recoveries	(8,103)	(87,662)	(23,033)	(784)	(111,479)	(21,759)	(1,259)	(6,045)	(7,304)	-	(148,645)
Net Expenditures	$460,286	$(41,351)	$(2,223)	$592,286	$548,712	$52,684	$2,981	$36,081	$39,062	$38,143	$1,138,887

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

10. ROYALTY INTEREST

Changes in royalty interest for the three months ended March 31, 2018:

Balance, December 31, 2017	$21,943,743
Adjusted for:
Depletion	(414,170)
Cumulative translation adjustments	579,826
Balance, March 31, 2018	$22,109,399

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the the three months ended March 31, 2018, $586,528 (2017 - $445,343) in royalty income was included in operations offset by a 5% direct gold tax and depletion which is applied only against the Carlin Trend Royalty Claim Block components of Royalty income.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. For the three months ended March 31, 2018 and 2017, these assumptions remained reasonable and no revisions were considered necessary.

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	March 31, 2018	March 31, 2017
Sweden - various properties	12,669	12,625
Turkey - various properties	5,823	5,669
U.S.A - various properties	511,012	497,454
Total	$529,504	$515,748

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the three months ended March 31, 2018:

Balance, December 31, 2017	$1,820,307
Adjusted for:
Impairment charge	(372,328)
Cumulative translation adjustment	42,201
Balance, March 31, 2018	$1,490,180

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same Cash Generating Unit (“CGU”) are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. There was no impairment for the royalty interest and goodwill has been written down in conjunction with the decline of $372,328 (2017 - $71,732) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	March 31, 2018	December 31, 2017
U.S.A.	$453,824	$808,905
Total	$453,824	$808,905

14. CAPITAL STOCK

Authorized

As at March 31, 2018, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the three months ended March 31, 2018 and 2017, the Company:

  Issued 21,084 (2017 - Nil) shares valued at $23,825 (2017 - $Nil) pursuant to an employment and consulting agreement of which the full amount has been included in exploration expenditures for the year ended December 31, 2017 and recorded as a committement to issue shares.

  Issued Nil (2017 – 75,000) shares valued at $Nil (2017 - $45,545) pursuant to the exercise of stock options.

  Recorded as a commitment to issue shares, $Nil (2017 - $6,111,658) related to funds received for a private placement closed subsequent to the three months ended March 31, 2017.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

14. CAPITAL STOCK (Continued)

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the three months ended March 31, 2018, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at March 31, 2018 and December 31, 2017	5,247,500	1.10

Number of options exercisable as at March 31, 2018	5,235,000	$1.10

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2018:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
April 25, 2014	1,290,500	1,290,500	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,167,500	1,167,500	0.66	June 8, 2020
October 18, 2016	1,239,500	1,239,500	1.30	October 18, 2021
August 28, 2017*	1,472,500	1,460,000	1.20	August 28, 2022

Total	5,247,500	5,235,000

*25,000 Options granted for investor relations services vest 25% every 3 months from the date of grant. The weighted average remaining useful life of stock options is 2.85 years (2017 – 2.64 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan (“RSUs”). The RSU’s entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of grant.

Expiry Date	December 31, 2017	Granted	Vested	Expired/Cancelled	March 31, 2018
December 31, 2019	-	312,500	-	-	312,500

Share-based Payments

During the three months ended March 31, 2018, the Company recorded aggregate share-based payments of $4,966 (2017 - $Nil) . Share-based payments for the three months ended March 31, 2018 were allocated to general and administrative expenses.

Warrants

During the three months ended March 31, 2018, there were no changes in warrants outstanding.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the three months ended March 31, 2018	Salary or Fees	Payments	Total
Management	$162,547	$-	$162,547
Outside directors *	36,964	-	36,964
Seabord Services Corp.	100,971	-	100,971
Total	$300,482	$-	$300,482

		Share-based
For the three months ended March 31, 2017	Salary or Fees	Payments	Total
Management	$197,517	$-	$197,517
Outside directors *	37,854	-	37,854
Seabord Services Corp.	89,400	-	89,400
Total	$324,771	$-	$324,771

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities at March 31, 2018 is $6,188 (2017 - $437) owed to key management personnel and $11,733 (2017 - $24,868) to other related parties. By way of a common director, included in Notes receivable (Note 7) are certain balances owing from a related party.

16. SEGMENTED INFORMATION

The Company operates within the resource industry. At March 31, 2018 and December 31, 2017, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	March 31, 2018	December 31, 2017
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	1,040,908	1,171,664
Total	$1,711,210	$1,841,966

PROPERTY AND EQUIPMENT	March 31, 2018	December 31, 2017
Sweden	25,645	26,159
U.S.A	423,066	424,119
Total	$448,711	$450,278

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion are from a CGU located in the U.S.A, except for a $200,000 royalty interest held in Serbia.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2018, the Company had working capital of $6,757,285 ( December 31, 2017 - $6,535,893). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company estimates it will need additional financing within the next 12 months to undertake its current business plan. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. Subsequent to quarter end, the Company entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing EMX with a US $5,000,000 senior secured credit facility. The US $5,000,000 loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at March 31, 2018, there were no changes in the levels in comparison to December 31, 2017. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	3,210,807	-	-	3,210,807
Strategic investments	114,583	-	-	114,583
Settlement receivables	-	1,692,600	-	1,692,600
Total	$3,325,390	$1,692,600	$-	$5,017,990

The carrying value of receivables (excluding settlement receiavles), notes receivable, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Settlement receivables, including both long and current portions relate to the sale of certain Turkish subsidiaries were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. Changes in fair value are recorded through income or loss for the period.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of AES (Note 9).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2018 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $333,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, restricted cash, receivables, convertible notes receivable, and accounts payable and accrued liabilities to foreign exchange risk as at March 31, 2018 is as follows:

Accounts	US dollars
Cash and cash equivalents	$1,195,254
Restricted cash	323,134
Trade receivables	438,524
Settlement recceivables	1,312,876
Accounts payable and accrued liabilities	(424,114)
Advances from joint venture partners	(352,012)
Net exposure	2,493,662
Canadian dollar equivalent	$3,214,904

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at March 31, 2018, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $321,000 in the Company’s pre-tax profit or loss.

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31, 2018	December 31, 2017
Cash	$2,000,281	$3,354,109
Short-term deposits	252,855	179,502
Total	$2,253,136	$3,533,611

The significant non-cash investing and financing transactions during the three months ended March 31, 2018 included:

a.	Recorded a loss through accumulated other comprehensive income of $32,738 related to the fair value adjustments on FVTPL investments;
b.	Adjusted reserves and investment in associated companies for $246,718 related to share-based payments made by an associated company; and
c.

Adjusted non-current assets and liabilities for $366,180 related to cumulative translation adjustments (“CTA”), of which $579,826 relates to CTA gain on royalty interest, $42,201 relates to CTA gain on goodwill, $259,109 relates to a CTA loss on deferred tax liability and $3,262 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the three months ended March 31, 2017 included:

a.	Recorded a loss through accumulated other comprehensive income of $49,107 related to the fair value adjustments on AFS financial instruments;
b.

Adjusted non-current assets and liabilities for $188,545 related to cumulative translation adjustments (“CTA”), of which $208,281 relates to CTA loss on royalty interest, $38,848 relates to CTA loss on goodwill, $67,560 relates to a CTA gain on deferred tax liability and $8,976 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency;

c.	Recorded a $73,451 charge to convertible loan and related increase in investments through profit and loss for the conversion feature on convertible debt; and
d.	Reclass of reserves on exercise of options for $45,545.

19. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to the period ended March 31, 2018 , the Company,

Sweden

a)

Entered into an option agreement, through its wholly owned subsidiary Eurasian Minerals Sweden AB, for the Riddarhyttan project in Sweden to South32 (ASX, LSE, JSE: S32; ADR: SOUHY) (“South32”). The Agreement provides for option payments and work commitments during a five year earn-in period, and upon earn-in, EMX’s interest will be converted to a 3% net smelter return (“NSR”) royalty.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2018

19. EVENTS SUBSEQUENT TO THE REPORTING DATE(Continued)

Pursuant to the Agreement, South32 can earn 100% interest in the Project by:

•	Making option and cash payments that total approximately US$210,600;
•	Making a one-time option exercise payment of US$500,000; and
•	Completing US$5,000,000 of exploration work on the Project within five years of the execution date.

Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for $1,900,000 within five years of executing the Agreement. After exercising the option, annual advance royalty payments of 50,000 pounds of copper (or the cash equivalent) will be due to EMX, but will be deductible from future royalty payments. In addition, South32 will make milestone payments of 350,000 pounds of copper (or the cash equivalent) upon publication of a maiden resource on the Project, and 750,000 pounds of copper (or the cash equivalent) upon delivery of a feasibility study.

b)

Entered into a purchase purchase agreement for the Njuggträskliden and Mjövattnet projects in Sweden with BEMC. Pursuant to the Agreement, the Njuggträskliden and Mjövattnet licenses will be transferred to BEMC in exchange for the issuance of shares of BEMC and a royalty interest on the Projects as follow:

•

At closing, BEMC will issue to EMX that number of common shares of BEMC that represents a 4% equity ownership in BEMC. BEMC will have the continuing obligation to issue additional shares of BEMC to EMX to maintain its aggregate 9.9% interest in BEMC, at no additional cost to EMX, until BEMC has raised $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in BEMC;

•

EMX will receive an uncapped 3% NSR royalty on each of the Projects. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX by paying EMX US$2,500,000 in cash and shares of BEMC for each Project;

•

EMX will receive annual advance royalty ("AAR") payments of US$20,000 for each Project commencing on the second anniversary of the closing, with each AAR payment increasing by US$5,000 per year until reaching US$60,000 per year. Once reaching US$60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics);

•	EMX will also be reimbursed for its acquisition costs and previous expenditures on the Projects, totaling approximately US$37,000; and
•	The issuance of BEMC shares to EMX, as set forth in the Agreement, is subject to TSX Venture Exchange approval.

Credit Agreement

c)

Entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing EMX with a US$5,000,000 senior secured credit facility. The US$5,000,000 loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly. In consideration of the Credit Facility, EMX paid to Sprott a fee of US$100,000.